                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2*)

                        IFS International Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    449515105
                                 (CUSIP Number)

                             William D. Regner, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022

                                 (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 October 4, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1)       Names of Reporting Persons                      Hestian Pty Limited

          S.S. or I.R.S. Identification
          Nos. of Above Persons

(2)       Check the Appropriate Box                                                                   (a)[X]
          if a Member of a Group                                                                      (b)[ ]
(3)       SEC Use Only
(4)       Source of Funds
          (See Item 3.)                                                                       Not applicable
(5)       Check if Disclosure of Legal
          Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                                                        [ ]

(6)       Citizenship or Place of                                                            New South Wales
          Organization                                                                             Australia
          Number of Shares                                (7) Sole Voting Power                         None
          Beneficially Owned
          by Each Reporting
          Person With
                                                          (8) Shared Voting Power                    673,000
                                                          (9) Sole Dispositive Power                    None
                                                          (10) Shared Dispositive Power              673,000
(11)      Aggregate Amount Beneficially
          Owned by Each Reporting Person                                                             673,000
(12)      Check if the Aggregate Amount
          in Row (11) Excludes Certain Shares                                                          [X]
(13)      Percent of Class Represented
          by Amount in Row 11                                                                           7.6%
(14)      Type of Reporting Person                                                                        CO

(1)       Names of Reporting Persons                      VB Family Trust

          S.S. or I.R.S. Identification
          Nos. of Above Persons

(2)       Check the Appropriate Box                                                                  (a)[X]
          if a Member of a Group                                                                     (b)[ ]
(3)       SEC Use Only

(4)       Source of Funds                                                                     Not applicable
(5)       Check if Disclosure of Legal
          Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                                                        [ ]

(6)       Citizenship or Place of                                                                 Australian
          Organization
          Number of Shares                                (7) Sole Voting Power                         None
          Beneficially Owned
          by Each Reporting
          Person With
                                                          (8) Shared Voting Power                    989,767
                                                          (9) Sole Dispositive Power                    None
                                                          (10) Shared Dispositive Power              989,767
(11)      Aggregate Amount Beneficially
          Owned by Each Reporting Person                                                             989,767
(12)      Check if the Aggregate Amount
          in Row (11) Excludes Certain Shares                                                          [X]
(13)      Percent of Class Represented
          by Amount in Row 11                                                                          11.2%
(14)      Type of Reporting Person                                                                        CO

(1)       Names of Reporting Persons                      VB Racing Pty Limited

          S.S. or I.R.S. Identification
          Nos. of Above Persons

(2)       Check the Appropriate Box                                                                     (a) [X]
          if a Member of a Group                                                                        (b) [ ]
(3)       SEC Use Only

(4)       Source of Funds                                                                     Not applicable
(5)       Check if Disclosure of Legal
          Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                                                          [ ]

(6)       Citizenship or Place of                                                                 Australian
          Organization
          Number of Shares                                (7) Sole Voting Power                         None
          Beneficially Owned
          by Each Reporting
          Person With
                                                          (8) Shared Voting Power                    989,767
                                                          (9) Sole Dispositive Power                    None
                                                          (10) Shared Dispositive Power              989,767
(11)      Aggregate Amount Beneficially
          Owned by Each Reporting Person                                                             989,767
(12)      Check if the Aggregate Amount
          in Row (11) Excludes Certain Shares                                                            [X]
(13)      Percent of Class Represented
          by Amount in Row 11                                                                          11.2%
(14)      Type of Reporting Person                                                                        CO

(1)       Names of Reporting Persons                      Christopher van Brugge

          S.S. or I.R.S. Identification
          Nos. of Above Persons

(2)       Check the Appropriate Box                                                                     (a) [X]
          if a Member of a Group                                                                        (b) [ ]
(3)       SEC Use Only

(4)       Source of Funds                                                                     Not applicable
(5)       Check if Disclosure of Legal
          Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                                                          [ ]

(6)       Citizenship or Place of                                                                 Australian
          Organization
          Number of Shares                                (7) Sole Voting Power                      100,000
          Beneficially Owned
          by Each Reporting
          Person With
                                                          (8) Shared Voting Power                    989,767
                                                          (9) Sole Dispositive Power                 100,000
                                                          (10) Shared Dispositive Power              989,767
(11)      Aggregate Amount Beneficially
          Owned by Each Reporting Person                                                           1,089,767
(12)      Check if the Aggregate Amount
          in Row (11) Excludes Certain Shares                                                            [X]
(13)      Percent of Class Represented
          by Amount in Row 11                                                                          12.2%
(14)      Type of Reporting Person                                                                        IN

(1)       Names of Reporting Persons                      Brian Michael Sherman

          S.S. or I.R.S. Identification
          Nos. of Above Persons

(2)       Check the Appropriate Box                                                                     (a) [X]
          if a Member of a Group                                                                        (b) [ ]
(3)       SEC Use Only

(4)       Source of Funds                                                                     Not applicable
(5)       Check if Disclosure of Legal
          Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                                                          [ ]
(6)       Citizenship or Place of
          Organization                                                                            Australian
          Number of Shares                                (7) Sole Voting Power                         None
          Beneficially Owned
          by Each Reporting
          Person With
                                                          (8) Shared Voting Power                    673,000
                                                          (9) Sole Dispositive Power                    None
                                                          (10) Shared Dispositive Power              673,000
(11)      Aggregate Amount Beneficially
          Owned by Each Reporting Person                                                             673,000
(12)      Check if the Aggregate Amount
          in Row (11) Excludes Certain Shares                                                            [X]
(13)      Percent of Class Represented
          by Amount in Row 11                                                                           7.6%
(14)      Type of Reporting Person                                                                        IN

(1)       Names of Reporting Persons                      Dr. Gene Rosalie Sherman
          S.S. or I.R.S. Identification
          Nos. of Above Persons

(2)       Check the Appropriate Box                                                                     (a) [X]
          if a Member of a Group                                                                        (b) [ ]
(3)       SEC Use Only

(4)       Source of Funds                                                                     Not Applicable
(5)       Check if Disclosure of Legal
          Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                                                          [ ]
(6)       Citizenship or Place of
          Organization                                                                            Australian
          Number of Shares                                (7) Sole Voting Power                         None
          Beneficially Owned
          by Each Reporting
          Person With
                                                          (8) Shared Voting Power                    673,000
                                                          (9) Sole Dispositive Power                    None
                                                          (10) Shared Dispositive Power              673,000
(11)      Aggregate Amount Beneficially
          Owned by Each Reporting Person                                                             673,000
(12)      Check if the Aggregate Amount
          in Row (11) Excludes Certain Shares                                                            [X]
(13)      Percent of Class Represented
          by Amount in Row 11                                                                           7.6%
(14)      Type of Reporting Person                                                                        IN

(1)       Names of Reporting Persons                      Escotwo Pty Limited

          S.S. or I.R.S. Identification
          Nos. of Above Persons

(2)       Check the Appropriate Box                                                                     (a) [X]
          if a Member of a Group                                                                        (b) [ ]
(3)       SEC Use Only

(4)       Source of Funds                                                                     Not applicable
(5)       Check if Disclosure of Legal
          Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                                                          [ ]

(6)       Citizenship or Place of                                                            New South Wales
          Organization                                                                             Australia
          Number of Shares                                (7) Sole Voting Power                         None
          Beneficially Owned
          by Each Reporting
          Person With
                                                          (8) Shared Voting Power                    673,000
                                                          (9) Sole Dispositive Power                    None
                                                          (10) Shared Dispositive Power              673,000
(11)      Aggregate Amount Beneficially
          Owned by Each Reporting Person                                                             673,000
(12)      Check if the Aggregate Amount
          in Row (11) Excludes Certain Shares                                                            [X]
(13)      Percent of Class Represented
          by Amount in Row 11                                                                           7.6%
(14)      Type of Reporting Person                                                                        CO

(1)       Names of Reporting Persons                      Kirman Pty Limited

          S.S. or I.R.S. Identification
          Nos. of Above Persons

(2)       Check the Appropriate Box                                                                     (a)[X]
          if a Member of a Group                                                                        (b)[ ]
(3)       SEC Use Only
(4)       Source of Funds                                                                     Not applicable
(5)       Check if Disclosure of Legal
          Proceedings is Required Pursuant
          to Items 2(d) or 2(e)
                                                                                                         [ ]
(6)       Citizenship or Place of                                                            New South Wales
          Organization                                                                             Australia
          Number of Shares                                (7) Sole Voting Power                         None
          Beneficially Owned
          by Each Reporting
          Person With
                                                          (8) Shared Voting Power                    673,000
                                                          (9) Sole Dispositive Power                    None
                                                          (10) Shared Dispositive Power              673,000
(11)      Aggregate Amount Beneficially
          Owned by Each Reporting Person                                                             673,000
(12)      Check if the Aggregate Amount
          in Row (11) Excludes Certain Shares                                                            [X]
(13)      Percent of Class Represented
          by Amount in Row 11                                                                           7.6%
(14)      Type of Reporting Person                                                                        CO

Names of Reporting Persons                        Paul Reading

S.S. or I.R.S. Identification
Nos. of Above Persons

Check the Appropriate Box                                                                       (a)[X]
if a Member of a Group                                                                          (b)[ ]
SEC Use Only
Source of Funds                                                                                   PF
Check if Disclosure of Legal
Proceedings is Required Pursuant
to Items 2(d) or 2(e)                                                                            [ ]
Citizenship or Place of
Organization

Number of Shares                                  (7) Sole Voting Power                          100
Beneficially Owned
by Each Reporting
Person With
                                                  (8) Shared Voting Power                       None
                                                  (9) Sole Dispositive Power                     100
                                                  (10) Shared Dispositive Power                 None
Aggregate Amount Beneficially

Owned by Each Reporting Person                                                                   100
Check if the Aggregate Amount                                                                    [X]
in Row (11) Excludes Certain Shares
Percent of Class Represented
by Amount in Row 11                                                                            0.001%
Type of Reporting Person                                                                          IN

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D is filed by Hestian Pty Limited, VB Family Trust, VB Racing Pty Limited, Escotwo Pty Limited, Kirman Pty Limited, Christopher van Brugge, Brian Michael Sherman, Dr. Gene Rosalie Sherman and Paul Reading (together, the "Reporting Persons") to further supplement and amend the
Schedule 13D originally filed by each of the Reporting Persons, other than Paul Reading, on July 31, 2002 (as amended prior to the date hereof, the "Schedule 13D").

         On October 4, 2001, Hestian transferred 100 shares of Common Stock to Paul Reading, a director of the Issuer, to satisfy the requirement in Article II of the by-laws of the Issuer that a director of the Issuer must be a shareholder of the Issuer. Accordingly, Paul Reading may be deemed to be a member of a group with the other Reporting Persons and The Shaar Fund Ltd.

         The Schedule 13D is hereby supplemented and amended as set out below. All capitalized terms used herein without other definition shall have the same meanings as provided in the Schedule 13D.

ITEM 2.

         Item 2 is supplemented by adding the following:

         Reporting Person
         Name:                       Paul Reading ("Mr. Reading")
         Principal occupation:       Director of and consultant to Parawi Pty
                                     Limited, a financial consultancy company with an address of Level 19, 321 Kent
                                     Street, Sydney, NSW 2000, Australia.
                                     Mr. Reading is also a director of the
                                     Issuer.

         Principal Business Address: 2 Paddington Street, Paddington, NSW 2021,
                                     Australia
         Citizenship:                New Zealand


During the last five years, Mr. Reading has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Reading has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

Item 3 is supplemented by adding the following:

         On October 4, 2001, Mr. Reading acquired 100 shares of Common Stock from Hestian for $35.00. Mr. Reading used his personal funds for the cash consideration.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is supplemented by adding the following:

                  On October 4, 2001, Mr. Reading, a director of the Issuer, acquired 100 shares of Common Stock from Hestian to satisfy the requirement in Article II of the by-laws of the Issuer that a director of the Issuer must be a shareholder of the Issuer. Mr. Reading supports the efforts of the other Reporting Persons and Shaar to maximize shareholder value as described in the Schedule 13D and, accordingly, may be deemed to be a member of a group with such Reporting Persons and Shaar.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Items 5(a)(i) is deleted in its entirety and replaced with the following:

      (a) (i) Hestian is the beneficial owner of 673,000 shares of Common Stock (the "Hestian Shares"), including 100,000 shares issuable upon the exercise of its Warrants. Assuming the exercise by Hestian of its Warrants for 100,000 shares, the shares of Common Stock beneficially owned by Hestian represent approximately 7.6% of the outstanding shares of Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as of September 18,
            2002);

      Item 5 is supplemented by adding the following:

      Mr. Reading is the beneficial owner of 100 shares of Common Stock. For the purposes of this filing, Mr. Reading, to the extent he is deemed to be a member of a group with the other Reporting Person and Shaar, may be deemed to be beneficial owner of approximately 66,962,867 shares of Common Stock, representing approximately 90.2% of the outstanding voting securities of the Issuer, on a fully diluted basis. Mr. Reading disclaims beneficial ownership of such securities for all other purposes.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

      Item 7 is supplemented by adding the following:

Exhibit 6. Joint Filing Agreement, dated as of October 8, 2002, among the
           Reporting Persons.

Exhibit 7. List of Persons Filing Amendment No. 2 to Schedule 13D pursuant to
           Rules 13d-1(a) and 13d-2(a) under the Act.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2002
                                        HESTIAN PTY LIMITED

                                        By: /s/ Brian Michael Sherman
                                            -------------------------
                                        Name:  Brian Michael Sherman
                                        Title: Director

                                        VB FAMILY TRUST

                                        By: /s/ Christopher van Brugge
                                            --------------------------
                                        Name:  Christopher van Brugge
                                        Title: Director

                                        VB RACING PTY LIMITED

                                        By:  /s/ Christopher van Brugge
                                            ---------------------------
                                        Name:  Christopher van Brugge
                                        Title: Director

                                        ESCOTWO PTY LIMITED

                                        By: /s/ Brian  Michael Sherman
                                            -------------------------
                                        Name:  Brian Michael Sherman
                                        Title: Director

                                        KIRMAN PTY LIMITED

                                        By: /s/ Brian Michael Sherman
                                            -------------------------
                                        Name:   Brian Michael Sherman
                                        Title:  Director

                                        CHRISTOPHER VAN BRUGGE, individually

                                        By: /s/ Christopher van Brugge
                                            --------------------------
                                                Christopher van Brugge



                                        BRIAN MICHAEL SHERMAN, individually

                                        /s/ Brian Michael Sherman
                                        ----------------------------

                                        DR. GENE ROSALIE SHERMAN, individually



                                        /s/ Gene Rosalie Sherman
                                        ----------------------------

                                        PAUL READING, individually



                                        /s/ Paul Reading
                                        ----------------------------

                                Index of Exhibits

Exhibit 6. Joint Filing Agreement, dated as of October 8, 2002, among the
           Reporting Persons.


Exhibit 7. List of Persons Filing Amendment No. 2 to Schedule 13D pursuant to
           Rules 13d-1(a) and 13d-2(a) under the Act.